Aspen Technology, Inc. 20 Crosby Drive Bedford, MA 01730 USA	[phone] 781 221 6400 [fax] 781 221 6410	[world wide web] www.aspentech.com [e-mail] info@aspentech.com

March 13, 2020
Via EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Joseph Cascarano, Senior Staff Accountant, and/or
Robert S. Littlepage, Accountant Branch Chief

Re: Aspen Technology Inc.
Form 10-K for Fiscal Year Ended June 30, 2019
Filed September 10, 2019
File No. 001-34630

Ladies and Gentlemen:

The following sets forth the response of Aspen Technology Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in your letter dated March 2, 2020, with respect to the above-referenced Annual Report on Form 10-K. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following the comment.

Form 10-K for Fiscal Year Ended June 30, 2019

Note 3. Revenue from Contracts with Customers Contract Balances, page F-18

1. Please describe in your future contract balances policy disclosure:
• when and how you recognize a contract asset;
• the significant payment terms of your contracts in accordance with ASC 606-10-50-12(b);
• your policy for the timely recognition and measurement of an impairment of a contract asset in accordance with Topic 310; and
• how the timing of satisfaction of performance obligations relates to the timing of payment and the effect on the contract asset and liability balances in accordance with ASC 606-10-50-9.
As part of your response, provide us a draft of your anticipated disclosure.
The Company acknowledges the Staff’s comment and has responded to each comment point-by-point below.
1. Please describe in your future contract balances policy disclosure:
• when and how you recognize a contract asset;

Under Topic 605, the Company recognized revenue ratably over the term of the customer arrangement. This generally coincided with the timing of the customer billing schedule, which were in most cases structured as annual payments over the contract term. Therefore, there were no contract assets or unbilled receivables recognized under Topic 605.
The Company has not adjusted the billing terms or structure of its customer arrangements. Following the adoption of Topic 606, however, revenue is required to be recognized for the license component upon transfer of control of the license to the customer on inception of the term arrangement. Therefore, there are timing differences between our transfer of control of our products and services and associated recognition of revenue and the customer’s payment schedule. These timing differences result in the recording of either contract assets or deferred revenue:

•	We recognize a contract asset when we transfer control of products or services to a customer and recognize revenue in excess of the billings to date.

•	We recognize deferred revenue when we have received consideration (or an amount of consideration is due) from the customer and we have a future obligation to transfer products or services.
Typically, we receive payment from a customer after the performance obligation related to the license has been satisfied. Because the estimated selling price of the contract consideration allocated to the license performance obligation is a significant portion of the total customer consideration, our contracts often result in the recording of a contract asset throughout the majority of the term of the arrangement.
• the significant payment terms of your contracts in accordance with ASC 606-10-50-12(b);

Payment terms and conditions vary by contract type, although terms are generally structured with annual payments over the term of the license arrangement, which are generally 4 to 6 years in duration.
• your policy for the timely recognition and measurement of an impairment of a contract asset in accordance with Topic 310; and

The Company reviews contract assets for impairment at each reporting date using the same methodology used in determining the allowance for doubtful accounts under Topic 310. The Company reviews customer receivable and contract assets on an individual basis. The Company impairs receivables and the associated contract assets if it is probable that the asset or portion of the asset is not collectible, taking into account historical losses, economic conditions and customer-specific factors.

• how the timing of satisfaction of performance obligations relates to the timing of payment and the effect on the contract asset and liability balances in accordance with ASC 606-10-50-9.

Please refer to the first and second bullets above. The timing of payment from the customer is not dependent upon the timing of satisfaction of performance obligations or vice versa. The timing of satisfaction of performance obligations typically results in revenue recognition in advance of the customer billings throughout a majority of the contract term, resulting in a contract asset balance.
As part of your response, provide us a draft of your anticipated disclosure.
We propose to include disclosure to the following effect in future Form 10-K filings:
Contract Assets
As discussed in Note 3, payment terms and conditions vary by contract type. Terms generally include a requirement of payment annually over the term of the license arrangement. During the majority of each customer contract term, the amount invoiced is generally less than the amount of revenue recognized to date, primarily because we transfer control of the performance obligation related to the software license at the inception of the contract term, and the allocation of contract consideration to the license performance obligation is a significant portion of the total contract consideration. Therefore, our contracts often result in the recording of a contract asset throughout the majority of the contract term. The Company records a contract asset when revenue recognized on a contract exceeds the billings. The Company recognizes an impairment on contract assets if subsequent to contract inception it becomes probable payment is not collectible. The Company reviews contract assets for impairment at each reporting date using the same methodology used in determining the allowance for doubtful accounts under Topic 310. The Company reviews customer receivables and contract assets on an individual basis, and the Company impairs receivables and the associated contract assets if it is probable that some or all of the asset is not collectible, taking into account historical losses, economic conditions and customer-specific factors.

Our contract assets and deferred revenue were as follows as of June 30, 2020 and 2019:

		June 30, 2020	June 30, 2019

		(Dollars in Thousands)
Contract assets	$	#	$619,703
Deferred revenue		#	(27,504)
	$	#	$574,812

Contract assets and deferred revenue are presented net at the contract level for each reporting period.

The change in deferred revenue during fiscal 2020 was primarily due to...

Note 19. Quarterly Financial Data (Unaudited)
Restatement of the Fiscal 2019 Unaudited Quarterly Financial Statements, page F-38

2. Please explain to us the facts and circumstances concerning your correction of the errors in your prior period financial statements. As part of your response, please include:
• a detailed description of the nature of the errors, especially in regard to your application of accounting guidance to contract asset balances;
• the basis for your conclusion that there was an error in your adoption of ASC 606 and not, in fact, an impairment loss that should have been reported in your income statement;
• an explanation of why the errors in the balance sheet amounts, such as the overstatement of contract assets and accounts receivable, do not result in a corresponding income statement error such as an overstatement of prior period revenue;
• your analysis of the materiality of the errors; and
• an explanation of how you applied the restatement guidance when accounting for the correction of an error, in particular, why you decided not to amend previously issued financial statements. Please refer to ASC 250-10-45 and Staff Accounting Bulletins No. 99 and No. 108.

The Company acknowledges the Staff’s comment and has responded to each comment point by point below.
2. Please explain to us the facts and circumstances concerning your correction of the errors in your prior period financial statements. As part of your response, please include:

• a detailed description of the nature of the errors, especially in regard to your application of accounting guidance to contract asset balances;

The Company respectfully advises the Staff that on July 1, 2018 the Company adopted Topic 606 using the full retrospective method of adoption. The adoption required adjusting the revenue recognition for all of the Company’s customer arrangements, comprising several thousand historical customer contracts for multiple years prior to the adoption date. The Company began this analysis and re-profiling process several years prior to the adoption date of Topic 606.
Upon adoption of the standard on July 1, 2018, the Company presented its “as adjusted” consolidated balance sheet as of June 30, 2018 and its “as adjusted” consolidated statements of operations, comprehensive income, and cash flows for the interim prior year periods ended September 30, 2017, December 31, 2017 and March 31, 2018 to reflect the retrospective impact of the adoption of Topic 606.

During the three months ended June 30, 2019, the Company identified certain contract asset balances that had been inadvertently included in the calculation and presentation of total contract assets for periods presented post-adoption. These contract asset balances were typically erroneously included as the result of revenue calculation errors (overstatements) in the historical pre-transition date periods that were made when re-profiling historical revenue recognition for the periods prior to the adoption date. Because historical revenue as re-profiled under Topic 606 was miscalculated, the resulting historical contract asset balance, which was calculated as the difference between revenue and billings to date, was correspondingly overstated as of June 30, 2018. These overstatements carried forward into subsequent balance sheets.

• the basis for your conclusion that there was an error in your adoption of ASC 606 and not, in fact, an impairment loss that should have been reported in your income statement;

The errors described above related to the inadvertent inclusion of certain contract asset balances in the transition adjustment recorded upon adoption of Topic 606. These contract asset balances resulted from the inaccurate calculation of the retrospective restatement of the revenue under certain contracts for historical pre-transition-date periods, and should not have been recorded upon transition. Those errors were then carried forward and included in the contract asset balances on the Company’s consolidated balance sheets as of June 30, 2018, September 30, 2018, December 31, 2018 and March 31, 2019, and were presented in each of our Quarterly Reports on Form 10-Q during fiscal 2019. Those contract assets did not exist prior to the adoption of Topic 606. The errors accordingly did not result from our failing to record an impairment of the contract asset in any period after the adoption of Topic 606 on July 1, 2018.
•an explanation of why the errors in the balance sheet amounts, such as the overstatement of contract assets and accounts receivable, do not result in a corresponding income statement error such as an overstatement of prior period revenue;

As discussed above, the errors in the balance sheet amounts are the result of the overstatement of retrospectively restated revenue balances under Topic 606 for historical pre-transition-date periods. Those revenue amounts impact only the transition adjustment recorded to retained earnings upon Topic 606 adoption and were not presented in the Company’s statements of operations under Topic 605. When retrospectively restating revenue for the adoption of Topic 606, the Company incorrectly calculated revenue balances for certain historical pre-transition-date periods and as a result, the contract asset balance presented in the Form 10-Qs for the first three quarters of fiscal 2019 was overstated. These overstated contract asset balances were carried forward for the balance sheets presented in connection with the first three quarters of fiscal 2019 .
These errors did not impact the financial statements as reported for fiscal 2018 or prior fiscal years. All revenue reported in those periods had been presented under the previous accounting Topic 605, and no contract asset balances existed under Topic 605. Revenue as reported under Topic 606 for periods presented in the fiscal 2019 quarterly financial statements was determined to be accurate.
        • your analysis of the materiality of the errors; and

The Company conducted an analysis under Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), relating to the identified quarterly balance sheet misstatements. This analysis resulted in the conclusion that amounts previously reported in the Company’s consolidated balance sheets in quarterly reports on Form 10-Q were materially misstated. The analysis was communicated to our external SEC counsel and the Audit Committee of our Board of Directors on September 5, 2019, and that counsel and the Audit Committee agreed with management’s conclusions. The Company’s analysis is set forth below.

Our analysis includes a materiality assessment based on the “iron curtain” approach because the error did not impact the consolidated statement of operations for any periods previously reported. Below is the Company’s quantitative analysis of the error.

	Error by Reported Balance Sheet Account
(in $ millions)	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018	March 31, 2019
Accounts receivable	-	(3.70)	(3.70)	(3.70)

Current contract assets	(66.80)	(79.50)	(55.50)	(44.00)
Non-current contract assets	(20.80)	(4.50)	(28.50)	(40.00)
Total contract assets error	(87.60)	(84.00)	(84.00)	(84.00)

Current contract costs	(20.50)	(21.30)	(23.00)	(24.30)
Non-current contract costs	20.5	21.3	23.0	24.3
Total Contract cost error*	0	0	0	0

Non-current deferred tax asset	(9.90)	-	-	-
Deferred income taxes (liabilities)	29.2	19.4	19.4	19.4
Total net Deferred income taxes	19.3	19.4	19.4	19.4

Retained Earnings	(68.30)	(68.30)	(68.30)	(68.30)
* - Contract costs were reclassified from current assets to non-current assets based on the Company’s analysis.
Pre-Adjustment Balance Sheet Analysis (in $ millions)
	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018	March 31, 2019
Accounts receivable	41.8	54.0	56.6	45.3
% Accounts receivable	-	-7%	-6%	-8%

Total Contract Assets	645.0	675.9	687.7	673.4
% Contract assets	-14%	-12%	-12%	-12%

Non-current deferred tax assets	11.1	1.2	1.7	1.7
% Non-current deferred tax assets	-89%	-	-	-

Total assets	950.3	939.7	952.4	938.7
% Total assets	-10%	-9%	-9%	-9%

Deferred income taxes (liabilities)	214.1	159.6	157.2	154.9
% Deferred income taxes (liabilities)	-14%	-12%	-12%	-13%

Retained earnings	1,065.5	1,103.6	1,162.8	1,224.4
% Retained earnings	-6%	-6%	-6%	-6%

Total Equity	476.2	473.1	432.2	425.3
% Total Equity	-14%	-14%	-16%	-16%

The Company considered the quantitative impact of the balances above as well as the following qualitative factors outlined in SAB 99:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The errors identified above are not related to any estimates. These errors related to items that were capable of precise measurement.

•	Whether the misstatement masks a change in earnings or other trends or hides a failure to meet analysts’ consensus expectations for the enterprise.
The errors identified above did not have any impact on our earnings or cash flows for the periods presented.

•	Whether the misstatement changes a loss into income or vice versa.
The errors identified above did not have any impact on our earnings or for the periods presented.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
The errors identified above did not concern any segment or other portion of our business identified as playing a significant role in our operations, and did not impact profitability.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.
The errors identified above do not affect the Company’s compliance with regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
The errors identified above did not affect the Company’s compliance with credit agreement loan covenants.

•	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
The errors identified above have no effect on the Company’s management compensation.

•	Whether the misstatement involves concealment of an unlawful transaction.
The errors identified above do not involve concealment of an unlawful transaction.
Based on the quantitative significance of the errors to certain financial statement metrics, including retained earnings and total equity, the Company determined that its previously-issued financial statements for the fiscal quarters ended September 30, 2018, December 31, 2018 and March 31, 2019 were materially misstated and should be restated.

• an explanation of how you applied the restatement guidance when accounting for the correction of an error, in particular, why you decided not to amend previously issued financial statements. Please refer to ASC 250-10-45 and Staff Accounting Bulletins No. 99 and No. 108.

After evaluating the errors under SAB 99, the Company considered ASC 250-10-45-23:

“Any error in the financial statements of a prior period discovered after the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) shall be reported as an error correction, by restating the prior-period financial statements. Restatement requires all of the following:

a.  The cumulative effect of the error on periods prior to those presented shall be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented.
b.  An offsetting adjustment, if any, shall be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period.
c.  Financial statements for each individual prior period presented shall be adjusted to reflect correction of the period-specific effects of the error.”

On September 3, 2019, the Company issued a press release stating that errors with respect to the Topic 606 transitional adjustment impacted certain balance sheet accounts as of June 30, 2016 and certain balance sheet accounts as reported in the first three quarters of the fiscal year ended June 30, 2019. This press release was included as an exhibit to a Current Report on Form 8-K that included underlying information provided in the Form 12b-25.

Subsequently, the Company filed a Current Report on Form 8-K under Item 4.02, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, disclosing the Company had determined that its previously issued unaudited condensed consolidated financial statements contained in its Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2018, December, 31, 2018 and March 31, 2019, should not be relied upon.

On September 10, 2019 the Company filed its Annual Report on Form 10-K for the year ended June 30, 2019. An Explanatory Note in that 10-K stated that the 10-K provided unaudited restated financial statements and other information for the quarterly periods ended September 30, 2018, December 31, 2018 and March 31, 2019 that reflected the cumulative effect of the correction of the errors on each of the periods presented as well as the related adjustment to retained earnings. The restated financial statements were included in Footnote (19) Quarterly Financial Data (Unaudited) of the financial statements included in the Form 10-K. Because the Company had issued the Form 8-K advising that previously-issued interim information should not be relied upon, and the Company had provided in the restatement footnote in the Form 10-K the required restated balances and adjustments recorded, the Company determined that amendment of the financial statements as included in the September 30, 2018, December 31, 2018 and March 31, 2019 Quarterly Reports was not necessary, for the reason that any amendment would have been duplicative of information already provided in the 10-K.

* * * *

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 781-221-6488.

Very truly yours,

/s/ Karl E. Johnsen_________

Karl E. Johnsen
Senior Vice President and Chief Financial Officer

Enclosures
cc:
Antonio J. Pietri, President and Chief Executive Officer, Aspen Technology, Inc.
Mark L. Johnson, K&L Gates LLP